UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

YiLoLife Inc.
(Exact name of issuer as specified in its charter)

Delaware	47-4108218
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

201 S. 36th Street, Phoenix, Arizona 85034

(Full mailing address of principal executive offices)

(305) 608-2362

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Notwithstanding any references to YiLoLife Inc. or any of its subsidiaries, YiLoTM or YiLoLifeTM, all marijuana and marijuana-infused products referenced herein are acquired, possessed, owned, cultivated, manufactured, delivered, transferred, transported, supplied, sold, and/or dispensed exclusively by Natural Relief Clinic, Inc., an Arizona nonprofit corporation ("NRC"), in conformity with nonprofit medical marijuana dispensary licenses issued by the Arizona Department of Health Services. Any express or implied reference herein to the any of the foregoing activities relating to marijuana or marijuana-infused products shall be deemed to be references to the exclusive conduct of NRC. Any reference to the involvement of YiLoLife in such activities is intended to describe YiLoLife's role as a service provider for NRC. NRC does business as YiLoTM and YiLoLifeTM pursuant to a limited nonexclusive branding license granted by YiLoLife, LLC, and it also does business as Green Farmacy.

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this report.

Statements in this report may be "forward-looking statements." Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this report. In addition, such statements could be affected by risks and uncertainties related to:

☐	our ability to raise funds for general corporate purposes and operations;
☐	our ability to recruit qualified management and technical personnel;
☐	federal and state regulations impacting our operations and those of our sole client, NRC, and our prospective clients; and
☐	the other factors discussed in the "Risk Factors" section included in the Company’s Form 1-A filed with the SEC on November 15, 2016 which are incorporated herein by reference.

Any forward-looking statements speak only as of the date on which they are made, and except as may be required under applicable securities laws, we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this report.

As a company, YiLoLife Inc. (“Company”) currently provides valuable, ancillary services to Natural Relief Clinic, Inc. ("NRC") located in Arizona, which is our sole client, licensee, lessee, and customer. NRC operates state-compliant medical marijuana dispensaries in Arizona. We fill the void left by the traditional business community who neglect organizations such as NRC despite its need for the same services as other businesses. Viewed together, YiLoLife Inc.'s operating subsidiaries provide substantially all the necessary support services NRC needs to manage its operations - from acquiring cultivation facilities, providing industry-leading proprietary edible infusion processes, to leasing support personnel and stocking its YiLoTM-branded products at registered dispensary sites state-wide. Perhaps most importantly, as the exclusive YiLoTM-brand family of service providers, we empower our client, NRC, to contain its costs and ensure consistent results.

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Results of Operations

The six month periods ended June 30, 2018 and June 30, 2017

Revenue. The Company had $3,421,579 in revenue for the six month period ended June 30, 2018, compared to $2,820,261 in revenue for the six month period ended June 30, 2017. All of the Company's revenue was derived from its sole client, NRC. YiLoTM-branded products are currently only being produced in Arizona. The marijuana market was not approved by the voters in 2016 for recreational use. The medical marijuana patients in AZ fluctuate around 160,000 patients. NRC, YiLo’s sole client, was one of the first infusion companies in AZ. Now approximately 23 infusion companies exist which led to higher competition for the same pool of approximately 160,000 medical marijuana patients. The Company’s increase in revenue is due to increased revenue from NRC. The Company made a strategic decision to enter the California market before the end of 2017 to reach a larger customer base.

Accrual based revenues for our subsidiaries that provided services to NRC for the six month periods ended June 30, 2018 and 2017 are as follows:

Accrual Revenue	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
JJ Empire, LLC	$2,076,949	$1,903,553
YiLo Life Inc.	$149,980	$150,025
Green Outlet	$167,904	$54,255
Food 2828, LLC	$1,026,746	$712,428
Total	$3,421,579	$2,820,261

Operating Expenses. Selling, general, and administrative expenses were $2,240,858 for the six month period ended June 30, 2018, compared to selling, general, and administrative expenses of $1,848,951 for the six month period ended June 30, 2017. The increase in selling, general, and administrative expenses was primarily due to increases in insurance expense, labels and packaging expenses, meals and entertainment, miscellaneous, rent, repair and maintenance, salaries and wages, security expense, and supplies, offset by decreases in depreciation, development expense, licenses and permits, maintenance and repairs, professional services, travel expenses, and utility expenses.

Net Income. Net income for the six month period ended June 30, 2018 was $879,721, compared to net income of $849,692 for the six month period ended June 30, 2017. See "Revenue" above.

3

Liquidity and Capital Resources

We had cash and cash equivalents of $458,741 at June 30, 2018 and $129,303 at December 31, 2017.

During the six month period ended June 30, 2018, we had net cash provided by operating activities of $283,015. This was primarily due to net income of $879,721, depreciation of $99,316, an increase in accounts receivable from a related party of $861,992, a decrease in prepaid expense of $17,458, a decrease in security deposit of $10,000, a decrease in accounts payable and accrued expenses of $57,429, and an increase in income tax payable of $196,000.

During the six month period ended June 30, 2017, we had net cash provided by operating activities of $740,670. This was primarily due to net income of $849,692, depreciation of $112,967, an increase in accounts receivable from a related party of $148,762, an increase in prepaid expense of $3,843, and a decrease in accounts payable and accrued expenses of $69,384.

Net cash used by investing activities was $263,145 for the six month period ended June 30, 2018 compared to net cash used in investing activities of $142,458 for the six month period ended June 30, 2017. Net cash used in investing activities related to purchases of fixed assets.

Net cash provided by financing activities was $309,568 for the six month period ended June 30, 2018 compared to net cash used by financing activities of $321,340 for the six month period ended June 30, 2017. The increase in net cash provided by financing activities was primarily due to a capital contribution.

We will have additional capital requirements during 2018 and 2019. We do not expect to be able to satisfy our anticipated cash requirements through sales activity, and therefore we will attempt to raise additional capital through the sale of our common stock pursuant to our offering circular which has been qualified by the Securities and Exchange Commission.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Item 2. Other Information

None.

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Item 3. Financial Statements

Consolidated Financial Statements of YILOLIFE INC AND CONSOLIDATED ENTITIES June 30, 2018 and 2017

5

YILOLIFE INC

CONSOLIDATED FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION

June 30, 2018 and 2017

6

ACCOUNTANTS’ COMPILATION REPORT

To the Stockholders’ of

YiLoLife Inc.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the accompanying consolidated financial statements of YiloLife Inc. and consolidated entities which comprise the balance sheet as of June 30, 2018 and December 31 2017, and the related statements of income and stockholders’ equity and cash flows for the six months ended June 30, 2018 and 2017, and the related notes to the financial statements in accordance with GAAP basis of accounting, and for determining that the GAAP basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Phoenix, Arizona

August 29, 2018

METZ & ASSOCIATES, PLLC | CERTIFIED PUBLIC ACCOUNTANTS

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YILOLIFE INC

CONSOLIDATED BALANCE SHEETS

As of June 30, 2018 and December 31, 2017

	2018	2017
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$458,741	$129,303
Due from related party	7,986,093	7,124,101
Prepaid insurance	18,194	35,652

TOTAL CURRENT ASSETS	8,463,028	7,289,056

PROPERTY AND EQUIPMENT	2,193,199	1,930,054
Less: Accumulated depreciation and amortization	(754,192)	(654,876)

NET PROPERTY AND EQUIPMENT	1,439,007	1,275,178
SECURITY DEPOSIT RECEIVABLE	549	10,549

TOTAL ASSETS	$9,902,584	$8,574,783

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$334,932	$392,361
Current portion of notes payable	16,937	15,634
Refundable security deposit	5,941	6,000

TOTAL CURRENT LIABILITIES	357,810	413,995

NON-CURRENT LIABILITIES
Income tax payable	288,400	92,400
Deferred tax liability	200,000	200,000
Auto loans, net of current portion	-	9,120
TOTAL NON-CURRENT LIABILITIES	488,400	301,520
TOTAL LIABILITIES	846,210	715,515
STOCKHOLDERS’ EQUITY	9,056,374	7,859,268

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,902,584	$8,574,783

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

CONSOLIDATED STATEMENTS OF INCOME & STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2018 and 2017

	2018	2017

Revenue	$3,421,579	$2,820,261
Selling, general, and administrative expenses	2,240,858	1,848,951

INCOME BEFORE PROVISION FOR INCOME TAXES	1,180,721	971,310

Provision for income taxes:
Federal	258,152	92,662
State	42,848	28,956
TOTAL PROVISION FOR INCOME TAXES	301,000	121,618
NET INCOME	879,721	849,692
Stockholders’ equity at beginning of the period	7,859,268	7,299,888
Add: contributions	317,385	-
Less: distributions	-	(311,000)

STOCKHOLDERS’ EQUITY AT END OF YEAR	$9,056,374	$7,838,580

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2018 and 2017

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$879,721	$849,692
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	99,316	112,967
(Increase) decrease in:
Due from related party	(861,992)	(148,762)
Prepaid expense	17,458	(3,843)
Security deposit	10,000	-
Increase (decrease) in:
Accounts payable and accrued expenses	(57,429)	(69,384)
Income tax payable	196,000	-
Security deposit payable	(59)	-

Net cash provided by operating activities	283,015	740,670

CASH FLOWS USED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(263,145)	(142,458)

Net cash used in investing activities	(263,145)	(142,458)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	317,385	-
Repayment of notes payable	(7,817)	(10,340)
Dividends paid to shareholders	-	(311,000)

Net cash provided by (used in) financing activities	309,568	(321,340)

NET INCREASE IN CASH	329,438	276,872

CASH AT BEGINNING OF YEAR	129,303	300,616

CASH AT END OF YEAR	$458,741	$577,488

The accompanying notes are an integral part of these financial statements.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of YiLoLife Inc (“Company”) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (GAAP) and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Operations – The Company was incorporated on May 11, 2015 in the state of Delaware. The Company is engaged primarily in the management and consulting business as well as other businesses that are generally tied to the consulting business. The Company operates primarily in the state of Arizona.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Yilolife Inc. and the wholly owned subsidiaries, JJ Empire LLC, Food 2828 LLC, Green Outlet Life LLC and the development stage companies, YiLo Life LLC, YiLo CBD LLC, Commercial Business Development LLC and Commercial Business Development Arizona, LLC as of June 30, 2018 and December 31, 2017 (collectively, the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All significant intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates – The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting – The Company presents its consolidated financial statements on the accrual basis of accounting in compliance with GAAP. Revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all cash accounts which are subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less to be cash or cash equivalents.

Accounts Receivable – The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company’s estimate of its bad debt.

Property and Equipment – Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method. Leasehold improvements are amortized over the lessor of the life of the lease or service lives of the improvements using the straight-line method. Renovations and improvements that add utility or significantly extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Long-Lived Assets – GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. This standard did not have a material effect on the Company’s results of operations, cash flows or financial position.

Compensated Absences – The Company allows full-time employees to receive compensation for vacation and sick leave. Compensated absences for vacation and sick pay have not been accrued since they cannot be carried forward from year to year, but are expensed as incurred.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition – The Company provides consulting and management services. Revenue, which includes consulting, management services, and rent, is recognized when earned.

Advertising Expenses – Advertising and marketing costs are expensed as incurred. Advertising expense for the six months ended June 30, 2018 and 2017 was $21,530 and 27,732.

Income Taxes –The consolidated income of the parent company, YiLo Life Inc and wholly owned subsidiaries are taxed as a C Corporation under the Internal Revenue Code and applicable state statues. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between GAAP and tax net asset values of property and equipment. The deferred tax assets and liabilities represent future tax consequences of those differences, which will be realized when the assets and liabilities are recovered or settled.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2018 and December 31, 2017:

	2018	2017	Estimated Useful Life

Automobiles	$163,905	$163,905	5 years
Buildings	366,217	366,217	39 years
Equipment	325,111	294,626	5-7 years
Furniture & fixtures	218,500	212,220	5-7 years
Land	42,365	42,365
Leasehold improvements	825,643	599,264	15 years
Software	251,458	251,457	3 years

	2,193,199	1,930,054
Accumulated depreciation	(754,192)	(654,876)

	$1,439,007	$1,275,178

For the six months ended June 30, 2018 and 2017 depreciation charged to income was $99,316 and $112,967, respectively.

NOTE C – OPERATING LEASES

Office Facility – The Company currently rents office facilities on a month to month basis. The average rent is $10,000 per month.

Total rent payments, including those for month to month rentals, amounted to $176,929 and $152,200 for the six months ended June 30, 2018 and 2017.

NOTE D – RELATED PARTY TRANSACTIONS

The Company enters into transactions in the normal course of business with Natural Relief Clinic, Inc. (An Arizona Nonprofit Corporation) whose directors share common ownership YiLo Life, Inc the parent company of both wholly owned subsidiaries Food 2828 LLC and JJ Empire. Food 2828 LLC provides packaging, supplies and contract labor and JJ Empire LLC provides consulting services and leases real-estate and other assets to Natural Relief Clinic, Inc. During the six months ended June 30, 2018 and 2017, Company revenues for management services provided to Natural Relief Clinic, Inc. totaled $3,421,579 and $2,820,261 respectively. As of June 30, 2018 and December 31, 2017, the Company has receivables from Natural Relief Clinic of $7,986,093 and $7,124,101.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

NOTE E – REVENUE BY SUBSIDIARY

Revenue by consolidated subsidiaries were as follows for the six months ended June 30, 2018 and 2017:

	2018	2017

Food 2828 LLC	$1,026,746	$712,428
YiLo Life Inc.	149,980	150,025
Green Outlet	167,904	54,255
JJ Empire LLC	2,076,949	1,903,553

Total	$3,421,579	$2,820,261

NOTE F – INCOME TAX STATUS

In accordance with Financial Accounting Standard Boards ASC Topic 740 Income Taxes the Company recognizes current and deferred income tax balances determined based on the tax rates and laws enacted at the balance sheet date.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (using accelerated depreciation methods for income tax purposes) and to the allowance for doubtful accounts (deductible for financial statement purposes but not for income tax purposes).

The Company’s provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

The provision for income taxes as of June 30, 2018 and 2017 from continuing operations consists of the following components:

Current tax expense:	2018	2017
Federal	$258,152	$92,662
State	42,848	28,956
	$301,000	$121,618

The Company follows GAAP related to uncertainty in income taxes, which require that tax positions initially need to be recognized in the financial statements when it is more likely-than-not that the positions will not be sustained upon examination by the tax authorities. As of June 30, 2018 and December 31, 2017, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

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YILOLIFE INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

NOTE G – CONCENTRATION OF RISK

The Company has risk with respect to revenue, because the Company’s main source of income arises from consulting and management services to the medical marijuana industry. For the six months ended June 30, 2018 and 2017 all of the Company’s revenue is derived from a single client who is also a related party.

NOTE H – LONG-TERM DEBT

The Company has long term debt payable to a financial institution.

	2018	2017
Notes payable, payable at $2,145 per month, including interest at 1.00% per annum, secured by an automobile and maturing June, 2019.	$16,937	$32,572
Less current maturities	(16,937)	(17,858)

	$-	$14,714

Aggregate principal payments for the next five years subsequent to June 30, 2019 are as follows:

2019	$16,937

$16,937

NOTE I – SUBSEQUENT EVENTS

The Company evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Management has determined that there were no events that occurred that require additional disclosure. Subsequent events have been evaluated through August, 28, 2019, which is the date the consolidated financial statements were available to be issued.

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SUPPLEMENTAL INFORMATION

15

YILOLIFE INC

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Six Month Period Ended June 30, 2018 and 2017

	2018	2017

Advertising	$21,530	$27,732
Auto expenses	7,712	6,654
Bank service charge	-	6,577
Computer expense	5,549	3,738
Depreciation	99,316	112,967
Development expenses	-	71,000
Equipment rental expenses	2,500	-
Insurance	44,576	23,336
Labels and packaging expenses	66,053	29,216
Legal fees	4,204	5,145
Licenses and permits	-	35,309
Maintenance and repairs	-	31,269
Meals and entertainment	13,312	2,014
Miscellaneous	100,504	5,455
Postage and delivery fees	1,093	1,707
Professional services	51,278	105,344
Rent	176,929	152,200
Repair and maintenance	94,717	-
Research and development	-	2,316
Salaries and wages	933,618	915,918
Security expenses	47,218	5,616
Supplies	457,568	153,210
Taxes – payroll	52,538	53,515
Travel expenses	56,523	84,546
Utility expenses	4,120	14,167

	$2,240,858	$1,848,951

The accompanying independent auditors’ report and notes are an integral part of this schedule.

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Item 4. Exhibits

Exhibit Number	Description
2.1	Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed on July 6, 2016)
2.2	Bylaws of the Company (Incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed on July 6, 2016)
4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A/A filed on September 15, 2016)
6.1

Commercial Lease Agreement, dated January 1, 2014, between JJ Empire, LLC and Community Dental Services of AZ (Incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A/A filed on September 15, 2016)

6.2

Commercial Lease Agreement, dated March 1, 2012, between JJ Empire, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A/A filed on September 15, 2016)

6.3

Commercial Lease Agreement, dated July 1, 2012, between JJ Empire, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.3 to the Company’s Form 1-A/A filed on September 15, 2016)

6.4	Commercial Lease Agreement, dated May 1, 2013, between JJ Empire, LLC and Food 2828, LLC. (Incorporated by reference to Exhibit 6.4 to the Company’s Form 1-A/A filed on September 15, 2016)
6.5	Commercial Lease Agreement, dated May 1, 2013, Food 2828, LLC and Natural Relief Clinic, Inc. (Incorporated by reference to Exhibit 6.5 to the Company’s Form 1-A/A filed on September 15, 2016)
6.6	YiLoLife, Inc. 2016 Equity Incentive Plan, dated January 1, 2016. (Incorporated by reference to Exhibit 6.6 to the Company’s Form 1-A/A filed on September 15, 2016)
6.7	Descriptions of Unwritten Agreements (Incorporated by reference to Exhibit 6.7 to the Company’s Form 1-A/A filed on September 15, 2016)
11.1	Consent of Metz & Associates PLLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YiLoLife Inc.

/s/ Carsten Loelke	September 28, 2018
Carsten Loelke
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Carsten Loelke	September 28, 2018
Carsten Loelke
Chief Executive Officer (Principal Executive Officer )

/s/ Terence P. Mullane	September 28, 2018
Terence P. Mullane Chief Financial Officer (Principal Accounting and Financial Officer)

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